Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: October 27, 2016

Third Quarter 2016 Trading Statement

27 October 2016

Henderson Group plc (“Henderson”) publishes its Third Quarter 2016 Trading Statement today. The comments below refer to the period 1 July 2016 to 30 September 2016 (“the period”) unless otherwise stated.

Key points

•                  Assets under management (“AUM”) at 30 September 2016 up 6% to £100.9bn (30 June 2016: £95.0bn), driven by positive markets and FX gains caused by sterling weakness

•                  Net inflow of £0.4bn into Institutional; net outflow of £1.0bn from Retail

•                  Long-term investment performance remained strong, with 77% of funds outperforming over three years.

Andrew Formica, Chief Executive of Henderson, said: “This quarter’s Retail outflows were concentrated in the period immediately after the UK Referendum, with the rotation out of European assets balanced to some extent by continued demand for absolute return and income generating strategies. Our Institutional business continues to see steady growth, and the pipeline of mandates due to fund in the fourth quarter is strong.

“We are very pleased with the supportive response we received from clients, employees and shareholders to the announcement of our merger with Janus Capital Group. Over the next few months, we will continue to serve our clients with our customary dedication, and use the time well to prepare for the launch of Janus Henderson Global Investors.”

Henderson Group plc

47 Esplanade,

Jersey JE1 0BD

Registered in Jersey

No. 101484

ABN 67 133 992 766

AUM and flows

Total AUM increased in the period to £100.9bn at 30 September 2016 (June 2016: £95.0bn), driven by positive markets and FX gains caused by sterling weakness.

	Opening AUM	Net flows	Market / FX	Closing AUM
Channel (£m)	30 Jun 16	3Q16		30 Sep 16
Retail	57,577	(1,049)	4,007	60,535
Institutional	37,462	437	2,479	40,378
TOTAL	95,039	(612)	6,486	100,913

Retail net flows were £1.0bn negative, with over 70% of the outflow occurring in July in the immediate aftermath of the UK Referendum. Despite a stronger economic backdrop than many expected, retail client sentiment remains cautious.

Net flows in UK Retail were modestly negative, with demand for Henderson UK Absolute Return and Henderson Strategic Bond offset by a rotation away from European equities.

In the US Mutual fund range, continued demand for income drove net inflows to Global Equity Income, but this was counterbalanced by outflows from European Focus to give a net outflow of £0.3bn.

SICAVs in Continental Europe and Latin America saw a net outflow of £0.8bn as clients reduced their exposure to European assets and held higher proportions of their portfolios in cash.

Institutional net flows were £0.4bn positive, reflecting continued success in Henderson’s core UK business and an increasingly global client base in Continental Europe, the US and Australia. There were inflows this quarter into global technology, global natural resources, small and mid-cap US equities, and credit, with flows in the pipeline into emerging markets equity, global credit, European high yield, Australian fixed income and global buy and maintain credit. The pipeline of new business signed but not funded remains strong after the announcement of Henderson’s merger with Janus Capital Group.

Investment performance

Long-term investment performance remained strong, with 77% of funds outperforming over three years (June 2016: 77%). Over one year, 54% of funds outperformed (June 2016: 55%).

Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran	+44 (0) 20 7818 5927
Investor Relations Manager	louise.curran@henderson.com

Media enquiries	+44 (0) 20 7818 3010
Angela Warburton	angela.warburton@henderson.com
Global Head of Communications

United Kingdom: FTI Consulting	Asia Pacific: Honner
Andrew Walton	Rebecca Piercy
+44 (0) 20 3727 1514	+61 (0) 2 8248 3740

About Henderson

Henderson is an independent global asset manager, specialising in active investment. Named after its first client and founded in 1934, Henderson is a client-focused global business with over 1,000 employees worldwide and assets under management of £100.9bn (30 September 2016). Its core areas of investment expertise are European equities, global equities, global fixed income, multi-asset and alternatives.

Henderson is dual-listed on the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE) and has a market capitalisation of approximately £2.8bn (25 October 2016).

Further information can be found at www.henderson.com/IR.

Forward-looking statements and other important information

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson’s actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement. Nothing in this announcement should be construed as or is intended to be a solicitation for or an offer to provide investment advisory services.